UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 LCA-Vision Inc.
_________________________________________________________________
                               (Name of Issuer)

                                  Common
_________________________________________________________________
                        (Title of Class of Securities)

                                   501803209
                         ____________________________
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         Page 1 of 3 pages

CUSIP NO. 501803209
          --------
                                     13G
_______________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Stephen N. Joffe
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                   (a)_____
           Not Applicable                          (b)_____
_______________________________________________________________________________
3    SEC USE ONLY




_______________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
_______________________________________________________________________________
                   5    SOLE VOTING POWER

      NUMBER OF         17,378,950
       SHARES      ____________________________________________________________
    BENEFICIALLY   6    SHARED VOTING POWER
       OWNED BY
         EACH           Not Applicable
                  ____________________________________________________________

     REPORTING     7    SOLE DISPOSITIVE POWER
       PERSON
        WITH            11,377,950
                  ____________________________________________________________
                   8    SHARED DISPOSITIVE POWER

                        1000
_______________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,378,950
_______________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *

     Not Applicable
_______________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     88.5%
_______________________________________________________________________________
10   TYPE OF REPORTING PERSON *

     IN
_______________________________________________________________________________

                    * SEE INSTRUCTION BEFORE FILLING OUT!
                              Page 2 of 3 pages

                              SCHEDULE 13G

                           -Stephen N. Joffe-

Item 1.

(a)   Name of Issuer

      LCA-Vision Inc.

(b)   Address of Issuer's Principal Executive Offices

      7840 Montgomery Road
      Cincinnati, OH  45236

Item 2.

(a)   Name of Person Filing

      Stephen N. Joffe

(b)   Address of Principal Business Office or, if none, Residence

      7840 Montgomery Road
     Cincinnati Park, OH  45236

(c)   Citizenship

      U.S.

(d)   Title of Class of Securities

      Common Stock

(e)   CUSIP Number

      501803 209

Item 3.

N/A

Item 4.  Ownership

(a)      Amount Beneficially Owned

         17,378,950 shares*

*Total consists of 11,378,950 shares owned outright by Dr. Joffe, 3,852,649 shares which are owned by his wife, Sandra F.W. Joffe, for whom a 13G is being filed under separate cover and as to which Dr. Joffe has sole voting power as proxy, and 2,500,313 shares owned by Dr. Joffe's adult son, Craig P.R. Joffe, as to which Dr. Joffe has sole voting power as proxy. 1000 of the total number of shares are jointly owned by Dr. Joffe and his wife.

(b)   Percent of Class

      88.5% of Common Stock, .001 par value per share

(c)   Number of Shares as to which such person has:

      (i)   Sole power to vote or to direct the vote     17,378,950
     (ii)   Shared power to vote or to direct the vote         -0-
    (iii)   Sole power to dispose or to direct the
             disposition of                              11,377,950
     (iv)   Shared power to dispose or to direct the
             disposition of                                   1,000


Item 5.

N/A


Item 6.

N/A


Item 7.


N/A

Item 8.


N/A

Item 9.


N/A


Item 10.

N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                     Date February 7,1997


                                                     Stephen N. Joffe



                                                      /s/ Stephen N. Joffe
                                                      Signature